Chris Hampton
1216 Villagio Drive
El Dorado Hills CA 95762
408 396 1777 – cell

UC Berkeley '85

Educator/Teacher – IBEX Corp
Gotemba, Japan 1985/86

Commercial Real Estate Broker – CPS Commercial Real Estate & Development
San Jose, California 1987 – 1992
Commercial Real Estate transactions/development/investment in Silicon Valley

Director WW Real Estate & Operations – Cisco Systems
San Jose, California; Raleigh, North Carolina   Expat relocations to Amsterdam, Netherlands; Hong Kong, China   1992 – 2006
Extensive acquisition, development and operational management of office/r&d/data center/campus properties – real estate value in excess of $1.5 billion
Major Office/R&D Developments of note:
- San Jose, CA
- Research Triangle Park, North Carolina
- Amsterdam, Netherlands
- Heathrow/London, UK
- Brussels/Paris/Munich/Tel Aviv
- Sydney, Australia
- Bangalore, India
- Tokyo
- Singapore
- Beijing/Hong Kong/Shanghai

Owner/Partner – EJ Phair Restaurant
Concord, CA   2008 - 2010
Restaurant/Brew Pub located in downtown Concord

Owner/Managing Partner – Handles Gastropub (Handles on Main, LLC)
Pleasanton, CA   2011 – 2017
450 seat Restaurant/Brew Pub/Banquet & Event Facility in the Historic Pleasanton Hotel